            February 19, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hughes Bates

Re:	RFS Holding, L.L.C. Amendment No. 3 to Registration Statement on Form SF-3
Filed February 19, 2016
File No. 333-206176

Ladies and Gentlemen:

On behalf of RFS Holding, L.L.C. (the “depositor” or the “registrant”), and in response to the letter dated February 12, 2016, from the Securities and Exchange Commission (the “Commission”) to Eric Duenwald, we submit the following responses, together with Amendment No. 3 to Registration Statement on Form SF-3 submitted on February 19, 2016 (“Amendment No. 3”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 3 or form of prospectus filed in connection therewith, as applicable.

Form SF-3

The Trust Portfolio

Representations and Warranties of the Depositor, page 81

1.	We note your revised language on page 84 that the depositor will be permitted at between 60 and 120 days to cure a breach after notice of such breach is provided by the indenture trustee acting at the direction of noteholders (including note owners) of at least 66 2/3% of the outstanding principal amount of notes of all series). We also note your revised language on page 102 under the heading “Repurchase of Receivables – Dispute Resolution Procedures” in response to prior comment 7 which states that “[i]f a request for repurchase of a receivable has not been fulfilled or otherwise resolved within 180 days of the receipt of notice of the request, the person making the repurchase request, including any verified note owner (a “requesting party”), may refer the matter, at its discretion, to either mediation (including non-binding arbitration) or arbitration.” Based on these two statements, it is unclear if a single investor is able to directly submit a repurchase request or if a certain percentage of investors is required to submit a repurchase request and may only do so through the indenture trustee. Please revise your disclosure as appropriate to clarify: (i) whether an individual investor may submit a repurchase request to the bank or the depositor or a specified percentage of investors is required to submit a repurchase request and (ii) how an individual investor, or specified percentage of investors, if applicable, would make such a request.

We have revised the disclosure on pages 84 and 102 of the form of prospectus to clarify that (i) a requisite percentage of noteholders is required to submit a repurchase request to the depositor and (ii) how such requisite percentage of noteholders would submit the request.

* * * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Eric Duenwald at (203) 585-2906 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,

/s/ Mayer Brown LLP

Mayer Brown LLP